Exhibit 99.5

Hon Hai Technology Group (Foxconn) statement

2 May 2023

Foxconn has notified Lordstown Motors that it accepts Lordstown’s position that Foxconn does not have a current right to terminate the Investment Agreement if the breach previously notified by Foxconn is not cured within 30 days. However, Lordstown Motors is in breach of the Investment Agreement as a result of the previously disclosed notice from the Nasdaq Stock Market LLC indicating that Lordstown Motors was no longer in compliance with the $1.00 bid price requirement for continued listing on The Nasdaq Global Select Market.

We understand that Lordstown Motors is currently evaluating various courses of action as it pertains to their listing status with NASDAQ. In the meantime, we remain open to continuing our discussion and working together to reach a mutually acceptable outcome that benefits our respective stakeholders.

Foxconn vigorously disputes any claim by Lordstown Motors that Foxconn is in breach of the Investment Agreement. Foxconn has and will continue to fulfill its obligations and duties under the Investment Agreement in all material respects.